Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 4, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11360
40/60 Strategic Allocation Port. 2Q ’24 – Term 7/16/25
(the “Trust”)
CIK No. 2006789 File No. 333-277575

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, the Trust also invests in Global Depositary Receipts and New York Registry Shares, and through the Trust's investment in the Funds, the Trust has exposure to foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares). The Trust's portfolio may include both actively managed ETFs and ETFs that track an index.” The Staff notes that the first part of the above-referenced disclosure referencing that the Trust also invests in Global Depositary Receipts and New York Registry Shares is confusing. If not part of the portfolio selection process, please remove that clause. Otherwise, if the Trust is investing directly in GDRs and NYRS, the disclosure could say “(1) the Trust may invest in certain issuers by investing in GDRs and NYRS, and (2) through the Trust's investment in the Funds, the Trust has exposure to…”

Response:In accordance with the Staffs comment, the disclosure will be revised as follows:

“While not a part of the Trust's portfolio selection process, the Trust also invests in common stocks that are Global Depositary Receipts and New York Registry Shares, and through the Trust's investment in the Funds, the Trust has exposure to foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares). The Trust's portfolio may include both actively managed ETFs and ETFs that track an index.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon